UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 1, 2021

Atlas Crest Investment Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39668	85-2730902
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Park Avenue

New York, New York 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 883-3800

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	ACIC. U	The New York Stock Exchange

Class A Common Stock, par value $0.0001 per share	ACIC	The New York Stock Exchange

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	ACIC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Atlas Crest Investment Corp. (the “Company”) issued an unsecured promissory note (the “Note”), dated July 1, 2021 and effective as of June 25, 2021, in the amount of up to $300,000 to Atlas Crest Investment LLC (the “Sponsor”). The proceeds of the Note will be used for costs in connection with the Company’s initial business combination and as general working capital.

The Note bears no interest and is payable in full upon the consummation of the Company’s initial business combination (the “Maturity Date”). A failure to pay the principal on the Maturity Date shall be deemed an event of default, in which case the Note may be accelerated. The Company shall have no obligation to repay the Note if the Company is wound up and no initial business combination is consummated.

A copy of the Note is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Note.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Promissory Note, dated July 1, 2021, issued by Atlas Crest Investment Corp. to Atlas Crest Investment LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlas Crest Investment Corp.

	By:	/s/ Michael Spellacy
		Name:	Michael Spellacy
		Title:	Chief Executive Officer

Dated: July 1, 2021

Exhibit 10.1

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Dated as of July 1, 2021
Principal Amount: Up to $300,000 Dated as of July 1, 2021
New York, New York

Atlas Crest Investment Corp., a Delaware corporation (“Maker”), promises to pay to the order of Atlas Crest Investment LLC, a Delaware limited liability company, or its registered assigns or successors in interest or order (“Payee”), the principal sum of up to Three Hundred Thousand Dollars ($300,000.00) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds to such account as Payee may from time to time designate by written notice in accordance with the provisions of this Note. The effective date of this Note is June 25, 2021.

1.	Repayment. The principal balance of this Note shall be payable upon the date on which Maker consummates its initial business combination (such date, the “Maturity Date”). The Maker shall have no obligation to repay the Note if the Maker is wound up and no initial business combination is consummated. The principal balance may be prepaid at any time, at the election of Maker.

2.	Interest. This Note shall be non-interest bearing.

3.	Drawdown Requests. Payee, in its sole and absolute discretion, may fund up to Three Hundred Thousand Dollars ($300,000.00) for costs reasonably related to Maker’s consummation of an initial business combination and other working capital requirements. The principal of this Note may be drawn down from time to time until the date on which Maker consummates its initial business combination, upon written request from Maker to Payee (each, a “Drawdown Request”). Each Drawdown Request must state the amount to be drawn down, and must be in multiples of not less than Ten Thousand Dollars ($10,000) unless agreed upon by Maker and Payee. Payee, in its sole discretion, shall fund each Drawdown Request no later than five (5) business days after receipt of a Drawdown Request; provided, however, that the maximum amount of drawdowns collectively under this Note shall not exceed Three Hundred Thousand Dollars ($300,000.00). Once an amount is drawn down under this Note, it shall not be available for future Drawdown Requests even if prepaid. Except as set forth herein, no fees, payments or other amounts shall be due to Payee in connection with, or as a result of, any Drawdown Request by Maker.

4.	Application of Payments. All payments received by Payee pursuant to this Note shall be applied first to the payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, and then to the reduction of the unpaid principal balance of this Note.

5.	Events of Default. Failure by Maker to pay the principal amount due pursuant to this Note on the Maturity Date shall constitute an event of default (“Event of Default”).

6.	Remedies.

Upon the occurrence of an Event of Default specified in Section 5 hereof, Payee may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

7.       Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to this Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real or personal property that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

8.        Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

9.         Notices. All notices, statements or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

10.       Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS THEREOF.

11.       Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.       Trust Waiver. Notwithstanding anything herein to the contrary, Payee hereby waives any claim in or to any distribution of or from the trust account (the “Trust Account”) established in connection with Maker’s initial public offering (the “IPO”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any claim against the Trust Account for any reason whatsoever; provided, however, that upon the consummation of the initial business combination, Maker shall repay the principal balance of this Note out of the proceeds released to Maker from the Trust Account.

13.        Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of Maker and Payee.

14.        Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void; provided, however, that the foregoing shall not apply to an affiliate of Payee who agrees to be bound to the terms of this Note.

[Signature Page Follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

ATLAS CREST INVESTMENT CORP.

By:	/s/ Michael Spellacy

Name: Michael Spellacy

Title: Chief Executive Officer

[Signature Page to Promissory Note]